LPBP Inc. Declares Dividends on Class B Non-Voting Shares

TORONTO, ON, March 4, 2005 - The Board of Directors of LPBP Inc. (formerly Hemosol Inc.) approved a dividend on the Class B Non-Voting Shares of .02335 cents per share payable March 3, 2005. MDS Inc. holds 100% of the Class B Non-Voting Shares. The Board also approved in principle monthly dividends of .02649 cents per share on the Class B Non-Voting Shares payable at the beginning of each month from April to October, 2005.

As set out in the Information Circular dated March 10, 2004, dividends may be declared and paid on the Class B Non-Voting Shares in advance of dividends on the Class A common shares, as long as the aggregate amount per share of all dividends declared and paid on the Class A common shares in any fiscal year equals the aggregate amount per share of all dividends declared and paid on the Class B Non-Voting Shares in such fiscal year.

At fiscal year end, the Company intends to declare and pay a dividend on the Class A common shares on the basis described above.

LPBP Inc. is a Canadian company with investments in health science focused partnerships, managed by other companies. LPBP holds a 7% interest in Hemosol Corp. (TSX: HML; NASDAQ: HMSL) through Hemosol LP and a 99.9% interest in the Ontario laboratory business of MDS Inc. (TSX: MDS; NYSE: MDZ) through Labs LP. LPBP is not active in the management of either of these businesses.

For further information contact:
John Anderson
President, Chief Executive Officer and Chief Financial Officer
Phone: 416.213.0565